Exhibit 99.1

Rezolve Ai’s 550 Specialist India Operations Become its Global Engine for Agentic AI

Four-year investment unites proprietary AI, platform engineering and enterprise services, supporting more than 1,000 customers worldwide and approximately $50 million in India-led TCV

NEW YORK and HYDERABAD, India, August 5, 2026 — Rezolve Ai (NASDAQ: RZLV), a global leader in agentic commerce and AI-powered customer engagement, today announced that Rezolve India has become the Group’s global accelerator for building and deploying enterprise software infrastructure for agentic AI.

Built over four years, Rezolve India brings together 550 engineers, data scientists and AI specialists across Hyderabad, Pune and Kolkata. Combining proprietary AI research, platform engineering, enterprise integration and global delivery, it supports Rezolve Ai’s base of more than 1,000 customers worldwide.

India-led customer and partner engagements currently represent approximately $50 million in total contract value (“TCV”). TCV reflects their aggregate contractual value over their respective terms and is not equivalent to recognized revenue, annual recurring revenue, bookings or cash receipts, nor does it represent revenue additional to Rezolve Ai’s full-year 2026 guidance.

India: Rezolve Ai’s Global Ai Accelerator

Rezolve India is a core operating engine through which Rezolve Ai invents, architects, commercializes and deploys proprietary technology for enterprises around the world.

By connecting research directly with platform architecture and live customer deployments, Rezolve India is designed to shorten the path from invention to commercial adoption.

Rezolve India powers four strategically important capabilities across the Group:

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Rezolve Ai Labs: Proprietary AI research, development and commercialization.
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Group CTO Office: Global technology strategy, platform architecture and AI engineering.
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Brain Commerce Delivery: Implementation and optimization of conversational and agentic commerce worldwide.
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Global Enterprise Services: AI advisory, integration and production delivery, including programs undertaken alongside leading India-headquartered global systems integrators.

Many of the world’s most consequential AI companies including Palantir, OpenAI, Anthropic, Microsoft, Google DeepMind, Scale AI, Cohere and Mistral AI are converging on a common commercial model: proprietary AI platforms paired with the deployment and services capabilities required to integrate and operate them inside customer environments. Platform access alone rarely wins or retains complex enterprise contracts; durable value is created when technology is embedded into live workflows and delivers measurable production outcomes.

Rezolve Ai is built around this same platform-plus-services model. The Group CTO Office architects and scales the platform, while Brain Commerce Delivery and Global Enterprise Services deploy and operate the technology inside enterprise environments worldwide closing the gap between AI capability and commercial outcome. India is where this model reaches full operating scale with 550 specialists spanning research, engineering, integration and delivery.

Building The Enterprise Infrastructure for Agentic AI

Generative AI can provide an answer. Agentic AI must be able to act using trusted enterprise data, interacting with multiple systems, making decisions, executing transactions and providing an auditable record of what it did and why.

Rezolve India builds and deploys this infrastructure across the Brain Suite. brainpowa™ is designed to improve accuracy and reduce hallucinations in commerce; TraceWare™ provides auditable tracking of autonomous agent activity; and Brain Commerce connects intelligent discovery, conversational engagement, personalization and transaction execution.

Together, these capabilities help enterprises move beyond experimental chatbots toward trusted AI agents capable of operating in live commercial environments.

“Four years ago, we chose India because we believed its extraordinary combination of talent, ingenuity and ambition would place it at the centre of the global AI economy,” said Daniel M. Wagner, Chairman and CEO of Rezolve Ai.

“Today, 550 specialists are helping us build the infrastructure for agentic commerce, support more than 1,000 customers worldwide and deliver India-led engagements representing approximately $50 million in TCV. India is not a support operation at the edge of Rezolve Ai, it is where much of our future is being invented and delivered. Having visited our teams with Arthur, I am more convinced than ever that India can help us build Rezolve Ai into one of the next global AI giants.”

550 Specialists, Drawn From 42 Indian Cities

Rezolve India operates from major technology and Global Capability Centre hubs in Hyderabad, Pune and Kolkata. Its employees are drawn from 42 cities across India, reflecting the geographical breadth and depth of the country’s technology talent.

Wagner and Rezolve Ai Chief Operating and Financial Officer Arthur Yao recently completed a multi-city visit to the Company’s Indian operations, meeting engineering, data science and leadership teams and reviewing AI research, platform development and global customer programs.

Rezolve India is chaired by Sauvik Banerjjee, Rezolve Ai’s Group Chief Technology Officer, Chairman Rezolve India and a member of Wagner’s core leadership team. Based in India, Banerjjee leads the connection between the Group’s technology strategy, proprietary innovation and enterprise delivery.

“We have built an end-to-end AI capability spanning research, architecture, integration and production deployment,” said Banerjjee.

“By connecting Rezolve Ai Labs, the Group CTO Office, Brain Commerce delivery and Enterprise Services, we can move proprietary technology rapidly into complex enterprise environments. Our 550 colleagues are helping create, scale and deliver the platform to the world, making India a technical and operational fulcrum for Rezolve Ai.”

A Scalable Foundation for Rezolve Ai’s Next Phase Of Growth

The scale reached by Rezolve India adds substantial technology and delivery capacity as enterprise demand moves from AI experimentation to production deployment.

Rezolve Ai recently announced that preliminary, unaudited H1 2026 revenue is expected to reach approximately $127 million, compared with $6.32 million in H1 2025 and $46.8 million for the whole of 2025. The Company also reaffirmed full-year 2026 revenue guidance of approximately $360 million.

At The Heart of the New UK–India Digital Economic Corridor

With this four-year investment, Rezolve Ai joins global technology leaders including Microsoft, Google and Cisco in making a long-term commitment to India’s AI and digital future. Rezolve Ai’s position is differentiated by its 550-person India-based innovation and delivery engine and its strategic partnerships with Microsoft, Google and TCS, connecting proprietary agentic-commerce technology developed and deployed in India with global cloud and enterprise reach.

This operating scale is also the clearest expression of the Company’s commitment to supporting India’s sovereign AI ambitions: creating high-value technology careers, building globally relevant agentic AI infrastructure on Indian soil and taking Indian-led innovation to customers worldwide.

Media Contact

Rezolve Ai
Urmee Khan
Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

About Rezolve Ai

Rezolve Ai is a global leader in AI-powered commerce technology. Its Brain Suite platform helps retailers, brands and financial institutions transform how consumers search, engage and transact across digital channels.

Rezolve Ai’s proprietary brainpowa™ models are purpose-built for commerce, while TraceWare™ and Auditable AI provide transparency and accountability across agentic AI workflows. Its proprietary distributed database platform provides trusted, real-time data infrastructure for AI agents and enterprise applications. Together, these technologies enable enterprises to deploy AI that can engage customers, understand intent, support transactions and operate safely at scale.

Headquartered in London with operations across North America, Europe and Asia, Rezolve Ai partners with leading global enterprises to power the future of commerce through AI that sells.

Learn more at www.rezolve.com.

About Total Contract Value

Total contract value, or TCV, is a management operating metric representing the aggregate contractual value of applicable India-led customer and partner engagements over their stated contractual terms, based on the agreements in effect as of the date of this announcement.

TCV is not a standardized financial measure and may not be comparable with similarly titled measures used by other companies. It is not equivalent to recognized revenue, annual recurring revenue, bookings, cash receipts or a forecast of revenue for any period. The timing and amount of revenue ultimately recognized from engagements included in TCV may vary as a result of contractual performance obligations, implementation schedules, usage, customer decisions, termination provisions and other contractual terms.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are intended to identify forward-looking statements.

These statements include, without limitation, statements concerning Rezolve Ai’s preliminary unaudited H1 2026 revenue, full-year 2026 revenue guidance, the role and future expansion of Rezolve India, anticipated enterprise adoption, customer and partner deployments, technology development, product capabilities, TCV and future growth.

The preliminary H1 2026 revenue information in this release is based on management accounts and remains subject to finalization of the Company’s normal half-year close and review procedures. Actual results may differ from the preliminary figures presented.

Forward-looking statements involve significant risks and uncertainties. Readers should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve Ai’s Annual Report on Form 20-F and its subsequent filings with the U.S. Securities and Exchange Commission.

Rezolve Ai cautions readers not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable law, Rezolve Ai undertakes no obligation to update or revise forward-looking statements as a result of new information, future events, changed circumstances or otherwise.